Bloomberg Tradebook LLC

Statement of Financial Condition
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49219

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bloomberg Tradebook LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

731 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Milham	212-617-3382	cmilham3@bloomberg.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Pricewaterhouse Coopers LLC
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Milham_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bloomberg Tradebook LLC_____, as of 12/31_____, 2_025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Bloomberg Tradebook LLC - Confidential
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Bloomberg Tradebook LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Bloomberg Tradebook LLC (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2026

We have served as the Company's auditor since 1996.

PricewaterhouseCoopers LLP, 300 Madison Avenue
New York, NY 10017
T: (646) 471 3000

www.pwc.com

Bloomberg Tradebook LLC - Confidential
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	37,070,938
Receivables from broker-dealers, net of allowance of $117,684		14,960,352
Receivable from affiliate		18,882
Deferred tax assets		1,860,119
Other assets		982,816
Total assets	$	54,893,107

Liabilities and Members' Equity

Liabilities

Payables to affiliates	$	8,230,461
Accounts payable and accrued expenses		2,382,911
Other liabilities		229,144
Total liabilities	$	10,842,516

Contingencies, guarantees and other (Note 7)

Members' equity		44,050,591
Total liabilities and members' equity	$	54,893,107

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization and Nature of Business**

   Bloomberg Tradebook LLC (the "Company"), a Delaware limited liability company, was established on March 28, 1996, and commenced operations on December 12, 1996. Bloomberg L.P. ("Bloomberg"), a Delaware limited partnership, is the managing member and owns 99% of the Company. Bloomberg T-Book Inc., a Delaware corporation, is also a member and owns 1% of the Company (the "Members"). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"), the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investor Protection Corporation ("SIPC").

   The Company provides customers of the Bloomberg Professional Services, which is offered to U.S. customers by Bloomberg Finance L.P., a wholly-owned subsidiary of Bloomberg and an affiliate of the Company, with trading technology and connectivity, negotiation systems and access to marketplaces ("Systems") for securities and other financial instruments. Revenue is earned for providing customers with trading, technology, technical support, connectivity services and market-place access. The Company has arrangements with third-party brokers, dealers and other financial intermediaries that provide dealing, execution, clearing and other financial services to the Company's customers.

2. **Significant Accounting Policies**

   Basis of Presentation

   The Statement of Financial Condition is presented in conformity with generally accepted accounting principles in the United States of America ("US GAAP"). The U.S. Dollar is the functional and reporting currency of the Company.

   Use of Estimates

   The preparation of Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains cash and cash equivalents with a major, high-credit quality, financial institution. At December 31, 2025, the Company has cash balances at such financial institution that exceeded the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. The Company does not expect to incur any loss from the amount in excess of the FDIC limit.

   Receivables from Broker-Dealers

   Receivables from broker-dealers primarily relate to commissions. Receivables from broker-dealers relate to contracts with third-party brokers and are recognized when the performance obligation is satisfied, and the Company has an unconditional right to recognize the revenue.

2.   **Significant Accounting Policies** (continued)

Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*, when the performance obligation is satisfied in an amount that reflects the consideration to which the Company expects to be entitled.

Pursuant to the agreements with third-party brokers, the Company earns commissions based on the volume of customer trades executed through the System. Trades are routed to and serviced by the third-party brokers for execution, clearing and settlement. The performance obligation related to commissions is satisfied at a point in time on the trade date, which is when the trade is executed, pricing is agreed upon, and the risks and rewards of ownership of the securities are transferred to or from the customer. This revenue is recorded on a net basis, net of incentives.

In addition, the Company provides connectivity and market access services under arrangements that include fixed monthly fees and fees based on trading volume.

For fixed-fee arrangements, the related performance obligation is satisfied over time, as customers simultaneously receive and consume the benefits of the market access services provided. Revenue is recognized on a monthly basis in the service period.

For trading volume-based arrangements, the performance obligation is satisfied at a point in time on the trade date, consistent with the execution of the underlying trades.

The Company invoices customers for the commissions and connectivity and market access services on a monthly basis, with payment due upon receipt of the invoice or within thirty days of invoice receipt. The Company has determined that these payment terms do not include a significant financing component, as the period between transfer of services and customer payment is not substantial.

Income Taxes

The Company is a limited liability company that is treated as a partnership for U.S. federal income tax purposes and, therefore, is not subject to U.S. federal income taxes. However, the Company is subject to the New York ("NYC") Unincorporated Business Tax ("UBT") and the Connecticut ("CT") Pass-Through Entity Tax ("PET"), which are accounted for under ASC 740 using the asset and liability method.

3.   **Fair Value Measurement**

ASC 820 (*Fair Value Measurements and Disclosure*) defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and enhances disclosure requirements for fair value measurements.

In accordance with ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Financial assets and

3. **Fair Value Measurement** (continued)

liabilities recorded on the Statement of Financial Condition are categorized based on the inputs to the valuation techniques as follows:

Level 1   Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access at the measurement date for identical assets or liabilities.

Level 2   Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

    a. Quoted prices for identical or similar assets or liabilities in active or nonactive markets; and

    b. Pricing models whose inputs are observable for substantially the full term of the asset or liability.

Level 3   Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by ASC 820, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Thus, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3).

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of certain financial assets or liabilities.

Cash equivalents consists of a money market fund, which is considered Level 1 financial assets as it is based on a published net asset value for the money market fund.

There are no Level 2 or Level 3 financial assets at fair value, nor transfers between levels during the year.

US GAAP requires disclosure of the estimated fair value of certain financial instruments that are not measured at fair value on the Statement of Financial Condition and the methods and significant assumptions used to estimate their fair values. The Company has no such financial instruments.

4. **Receivables from Broker-Dealers**

The following is a summary of receivables from broker-dealers at December 31, 2025:

Receivables from broker-dealers	$	15,078,036
Allowance for credit losses		(117,684)
Total	$	**14,960,352**

4.   **Receivables from Broker-Dealers** (continued)

The Company periodically monitors collections on receivables and maintains an allowance for credit losses. The allowance for credit losses is based upon the historical collection experience, specific collection issues that have been identified and the age of the outstanding receivables. The Company is exposed to the concentration of credit risk with one third-party broker who provides services for execution, clearing and settlement of trades. As of December 31, 2025, approximately 34% of receivables was with one third-party broker.

5.   **Income Taxes**

The Company is a limited liability company, which is treated as a partnership for tax purposes. As a result, the income or loss of the Company is included in the federal and state tax returns of its members. The Company is, however, subject to the NYC UBT and the CT PET.

The effective tax rate differs from the statutory rate of 4.00% NYC and 6.99% CT based on the amount of total income apportioned to each jurisdiction.

Deferred taxes are recognized for the tax results of "temporary differences" by applying enacted statutory tax rates applicable to future year's differences between the Statement of Financial Condition carrying amounts and the tax bases of existing assets and liabilities. The Company has a UBT tax benefit due to its cumulative net operating losses carried forward from prior years.

The components of the deferred tax asset are as follows:

Net operating losses	$	1,043,788
Capitalization of research and development costs		879,523
Deferred compensation		6,526
Unrealized losses on FX and other		(74,864)
Allowance for credit losses		3,618
Sales tax reserve		1,528
	$	1,860,119

The Company has New York City UBT gross loss carryforwards of $26,094,691 that have an unlimited carryforward period, subject to a limitation of utilization to 80% of taxable income in any given year. Management believes that it is more likely than not that the Company's deferred tax asset will be realized.

The Company reviews the benefits associated with tax positions periodically, and records benefits based on a recognition threshold of more-likely-than-not to be sustained upon audit by the relevant taxing authority. Management has analyzed the Company's tax positions, and has concluded that no liability should be recorded related to uncertain tax positions taken on returns filed for open tax years or expected to be taken in the Company's current year tax return.

The Company is currently not under UBT or PET examinations by the NYC or CT taxing authority. Tax years prior to 2022 are closed to examinations.

6.   **Related Party Transactions**

License and Services Agreement

Bloomberg licenses the use of the Bloomberg Professional Services to the Company. In consideration, the fee paid equals the product of Bloomberg's total cost incurred during the year for maintaining and hosting the Systems and the allocated Tradebook development costs of new software relating to the Systems multiplied by mark-ups (as defined in the license and services agreement in effect). Under this agreement, the license fee is payable unless it reduces the Company's net capital below the minimum net capital required by FINRA.

Bloomberg also provides management and administrative services pursuant to this agreement, for which the Company pays a service fee. These services include management and operation of the Systems, administration, management, office space, and other services including, but not limited to, management information systems, telecommunications, accounting and financial services, legal and other support. In consideration, the fee paid equals 110% of the operating costs. In addition, Bloomberg supplies employees by the way of secondment, and compensation costs. The Company also incurred travel and entertainment expenses related to these secondees.

The Company also pays a service fee to its affiliates for introduction of business and support services received. The service fee paid equals the operating costs incurred by the affiliates plus a specified markup in accordance with the respective service agreements between the Company and the affiliates.

At December 31, 2025, $4,761,257 is included in Payables to affiliates on the Statement of Financial Condition related to the license and services agreements.

Terminal Rebate Fees

The Company, under agreements with Bloomberg, must pay Bloomberg a terminal rebate fee, equal to credits received by customers on Bloomberg products that are earned based on trade executions, settlements and clearing provided by third-party brokers. At December 31, 2025, $3,420,400 is included in Payables to affiliates on the Statement of Financial Condition.

Other

Under an amended intercompany agreement, effective January 1, 2023, the Company acts as an agent, in accordance with Rule 15a-6(a)(4)(i), to facilitate access to a non-US domiciled affiliate's trading functionality to participants located in the US. At December 31, 2025, $3,000 is included in Receivable from affiliate on the Statement of Financial Condition.

Line of Credit

Effective August 31, 2021, the Company entered into a credit agreement with Bloomberg with a maturity date of August 31, 2026. The Company has the ability to access up to $20,000,000 in aggregate per terms of the agreement. An interest rate per annum equals to SOFR Rate plus 1.125% plus SOFR adjustment is applied to the Revolving Loan. During the year, the Company did not draw down on the line of credit. The Company is charged 0.25% for the daily unused amount of the Revolving Facility.

7.   **Contingencies, Guarantees and Other**

ASC 460 (*Guarantees*) requires the Company to disclose information about its obligations under certain guarantee arrangements.

Contingencies

In the ordinary course of business, the Company is involved, from time to time, in reviews, examinations, investigations, and proceedings (formal and informal) by governmental and self-regulatory organizations regarding the Company's business, operations, reporting, or other matters.

The Company recognizes liabilities for contingencies it considers probable and estimable and accrues the related costs it believes are sufficient to meet the exposure. The previously disclosed matter relating to a regulatory authority's investigation was settled in 2025. The settlement was not materially different than the accrual as of December 31, 2024. The Company has concluded that there are no commitments or contingencies events requiring Statement of Financial Condition disclosure.

Indemnifications

The Company's liability is limited by the terms stated in the customer agreement. The Company maintains an insurance policy that provides protection against certain losses incurred in connection with the Company's normal business activities.

The Company provides representations and warranties to other counterparties in connection with a variety of commercial transactions and has potential exposure for losses caused by the breach of those representations and warranties. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on experience, the Company expects the risk of loss to be remote. As such, the Company believes that the fair value of such warranties is not material.

8.   **Segment Information**

The Company is engaged in a single line of business and provides customers of Bloomberg Professional Services, which is owned and operated by Bloomberg, with Systems for securities and other financial instruments. As a result, the Company has only one reportable segment. Commissions and fees revenues are earned on customer transactions and for providing customers with trading, technology, technical support, connectivity services and market-place access. The Company derives revenue from customers in various regions, pays affiliate service fees for introduction of business and support services, and manages the business activities on a consolidated basis. The accounting policies of this segment are the same as those described in the Significant Accounting Policies.

The chief operating decision maker ("CODM") is the President and CEO of the Company. The CODM assesses performance for this segment and decides how to allocate resources based on net income. The measure of segment assets is reported on the Statement of Financial Condition as Total assets.

9.   **Regulatory Requirements**

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Act's Uniform Net Capital Rule 15c3-1. The Company computes net capital under the alternative method, permitted by the SEC rule, which requires that the maintenance of net capital, as

9.   **Regulatory Requirements** (continued)

defined, equal to $250,000. At December 31, 2025, the Company had net capital of $25,621,694 and excess net capital of $25,371,694.

A computation of the reserve requirement under Rule 15c3-3 is not applicable to the Company as the Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business activities are contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amendments to 17.C.F.R. 240.17a-5.

10.   **Subsequent Events**

The Company evaluated whether any events or transactions occurred subsequent to the date of its Statement of Financial Condition until February 26, 2026 and determined that there were no additional material events or transactions that would require recognition or disclosure in the Statement of Financial Condition.